Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-203127

Host Hotels & Resorts, L.P.

Final Term Sheet

May 6, 2015

Issuer:	Host Hotels & Resorts, L.P., a Delaware limited partnership

Title of Securities:	4.000% Series E Senior Notes due 2025

Aggregate Principal Amount:	$500,000,000

Trade Date:	May 6, 2015

Settlement Date:	May 15, 2015 (T+7)

Final Maturity Date:	June 15, 2025

Interest Payment Dates:	June 15 and December 15, commencing June 15, 2015

Record Dates:	June 1 and December 1

Price to Public:	99.838%, plus accrued interest from May 15, 2015

Gross Proceeds:	$499,190,000

Coupon:	4.000%

Yield to Maturity:	4.020%

Spread to Treasury:	+178 basis points

Benchmark Treasury:	UST 2.000% due February 15, 2025

Benchmark Treasury Yield:	2.240%

Optional Redemption:

At any time, the Notes may be redeemed, in whole or in part, at a price equal to 100% of their principal amount, plus the Make-Whole Premium (T + 30 bps), plus accrued and unpaid interest, if any, thereon to the applicable redemption date.

Within the period beginning on or after 90 days before maturity, the Notes may be redeemed, in whole or in part, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, thereon to the applicable redemption date.

Underwriters:

Joint Book-Running Managers:	Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Senior Co-Managers:	BNY Mellon Capital Markets, LLC Credit Agricole Securities (USA) Inc. Deutsche Bank Securities Inc. Scotia Capital (USA) Inc.

Junior Co-Managers:	BBVA Securities Inc. Morgan Stanley & Co. LLC PNC Capital Markets LLC RBC Capital Markets, LLC Regions Securities LLC SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc.

CUSIP / ISIN Numbers:	CUSIP: 44107T AV8 / ISIN: US44107TAV89

Use of Proceeds:	The Company estimates that the net proceeds from the sale of the notes will be approximately $495 million, after deducting discounts, fees and expenses payable by us. The Company intends to use the proceeds from the sale of the Series E senior notes, together with cash on hand, to redeem all of the outstanding 5 7⁄8% Series X Senior Notes due 2019 at an aggregate redemption price of $515 million. Pending application of the net proceeds, the Company may invest the proceeds in short-term securities.

Other Relationships:	Certain of the underwriters or their affiliates are lenders under our Credit Facility. Additionally, certain of the underwriters or their affiliates hold our outstanding 5 7⁄8% Series X Senior Notes due 2019 and, as a result of the redemption thereof as set forth under the heading “Use of Proceeds,” may receive a portion of the net proceeds from this offering.

The Company has filed a registration statement (including a prospectus) and a preliminary prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. at (866) 471-2526 or e-mail: prospectus-ny@ny.email.gs.com; or Merrill Lynch, Pierce, Fenner & Smith Incorporated at (800) 294-1322 or e-mail: dg.prospectus_requests@baml.com.